BRF S.A.

Publicly-Held Company

Corporate Taxpayer (CNPJ) 01.838.723/0001-27

Commercial Register (NIRE) 42.300.034.240

Attachment 23 to CVM Instruction No. 481/2009

PUBLIC REQUEST FOR A PROXY

For the Extraordinary General Shareholders’ Meeting to be held, on first call, on January 17, 2022, at 11:00 a.m. (“EGM ”), or, on second call, on a date to be announced by the Company, exclusively under virtual format, by means of the digital platform Chorus Call (“Digital Platform”).

1.	Provide the name of the company

BRF S.A. (“Company”).

2.	Provide information on the subjects for which the powers of attorney are being requested

Powers of attorney are requested to vote on all matters included in the EGM Agenda to be held, on first call, on January 17, 2022, or, on second call, on a date to be announced by the Company, which are:

(i) To resolve on the proporsal to amend the limit of authorization for increasing the Company's share capital, regardless of statutory amendment, with the consequent amendment of article 7 and consolidation of the Company's Bylaws;

(ii) To approve the Company's capital increase by means of a public offering for primary distribution, pursuant to CVM Instruction 476 of January 16, 2009 and other applicable regulations, up to three hundred and twenty-five million (325,000,000) new common shares, registered and with no par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR) ("Capital Increase" and "Offering", respectively);

(iii) To establish that, of the total amount of the Offering: (a) five hundred million reais (R$ 500,000,000.00) shall be allocated to the capital stock; and (b) the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of Law No. 6,404/1976 ("Brazilian Corporate Law");

(iv) To authorize, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient to implement the Capital Increase and the Offering;

(v) To authorize the Board of Directors, should market conditions make the Capital Increase and the Offering not advisable, at its sole discretion, at any time, not to implement or cancel the Capital Increase and the Offering without the need for subsequent ratification by the Company's shareholders; and

(vi) To authorize the Board of Directors to (a) define the quantity of shares to be effectively issued (respecting the maximum quantity established by this EGM), (b) approve the Share Price, and (c) homologate the Capital Increase.

3. Identify the natural or legal persons who promoted, organized or paid for the proxy request, even if partially, informing:

a.	Name and Address;

Company Management

b.	How long they have been shareholders in the company.

Not applicable.

c.	Number and percentage of shares for each type and class in their ownership.

Not applicable.

d.	Number of shares taken on loan.

Not applicable.

e.	Total exposure in derivatives bechmarked to shares of the company.

Not applicable.

f.	Corporate, business or family relations existing or maintained during the past 3 years with the company or with parties related to the company, as defined in the accounting laws related to this matter.

Not applicable.

4.	State whether any of the persons listed under item 3, as well as any their controlling shareholders, subsidiaries, affiliates or associated companies have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of any such interest.

Not applicable.

5.	State the estimated cost of the request for the proxy.

The Company will not incur any costs for this Public Request for a Proxy, considering that there will be no costs for any publications of this Public Request for a Proxy, which will be disclosed exclusively by electronic means at the Company's Investor Relations website (www.brf-global.com/ri) and at the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

6. Inform yourself if:

(a)	the company paid for the request for a proxy; or
(b)	the parties presenting it will seek the reimbursement of such costs from the company.

The Company will fund all the expenses pertaining to this request for a proxy.

7. State:

The address to which this proxy should be sent following signature; or

The powers of attorney instruments, in the form of the draft object of Attachment 1 to the present, must be completed, initialed and signed and, subsequently, sent exclusively by electronic means, along with scanned copies of the documents below, to the following e-mail address: acoes@brf-br.com.

The shareholders must present, together with the power of attorney, a copy of the following documents:

a)	Individual Shareholders: (i) picture I.D.; and (ii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

b)	Corporate Shareholders: (i) latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers of representation (i.e.: minutes of election of the officers); (ii) picture I.D. of the legal representative(s); and (iii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

c)	Investment Funds: (i) latest consolidated fund regulation; (ii) bylaws or articles of association of its administrator or manager, as the case may be, with the fund’s voting policy and corporate documents that prove the powers of representation (minutes of election of the officers, term(s) of investiture and / or power of attorney); (iii) picture I.D. of the legal representative(s); and (iv) a statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

d)	Foreign Shareholders: Foreign shareholders must present the same documentation as Brazilian shareholders, with the exception that corporate documents of the legal entity and the proxy must be translated into a sworn form, not being necessary its notarization and consularization.

b. Should the company accept proxies through a system on the world wide web, the instructions for granting the power of attorney

Not applicable.

APPENDIX 1 - DRAFT OF POWER OF ATTORNEY

PROXY

Through this private instrument, the shareholder qualified below (“Grantor”), in the capacity of shareholder of BRF S.A., a publicly-held company registered at CNPJ/ME under number 01.838.723/0001-27, with its head office at Rua Jorge Tzachel, Fazenda, in the city of Itajaí, state of Santa Catarina, Zip Code 88301-600 (“Company”), In view of the call for the Extraordinary General Shareholders’ Meeting of the Company, to be held, on first call, at 11:00 a.m. on January 17, 2022, or, on second call, on a date to be announced by the Company (“EGM”), hereby appoints and constitutes as its proxies (“Grantees”):

a)	Mr. Mateus Boeira Garcia, Brazilian, single, lawyer, bearer of the identity card RG No. 3092947328, issued by SSP/RS, enrolled in CPF/ME under No. 018.134.240-55, enrolled in the OAB/SP 450555, resident and domiciled in the city of São Paulo, state of São Paulo, with professional address at Avenida Dra. Ruth Cardoso, n.º 8501, 1º andar, bairro Pinheiros, cidade de São Paulo, state of São Paulo, CEP: 05.425-070, to vote IN FAVOR of the matters in the EGM’s agenda, in accordance with the express guidance given below by the Grantor;

b)	Mr. Stefan Lourenço de Lima, Brazilian, lawyer, single, enrolled in the Brazilian Bar OAB/SP under No. 306.545 and enrolled in CPF under No. 214.599.158-10, with professional domicile at Avenida Dra. Ruth Cardoso, 8501, 1º andar, Pinheiros district, city of São Paulo, state of São Paulo, CEP: 05.425-070, to vote AGAINST the matters in the EGM’s agenda, in accordance with the express guidance given below by the Grantor; and; and

c)	Mr. Antonio Carlos Godoy Filho, Brazilian, lawyer, married, enrolled in the Brazilian Bar OAB/SP under No. 193.798 and enrolled in CPF under No. 267.053.718-97, with professional domicile at Avenida Dra. Ruth Cardoso, No. 8501, 1st floor, Pinheiros district, city of São Paulo, state of São Paulo, ZIP: 05.425-070, to ABSTAIN on the matters included in the EGM’s agenda, in accordance with the express guidance given below by the Grantor;

granting the above-mentioned proxies powers to represent the Grantor at the EGM to be held, on first call, on January 17, 2022, or, on second call, on a date to be announced by the Company, acting solely and regardless of the order of nomination, signing the Shareholders Attendance Register and the minutes of the Extraordinary General Shareholders Meeting for the specific ends of voting strictly in conformity with the following guidance on each of the subjects on the agenda:

1. To resolve on the proposal to amend the limit of authorization for capital increase, regardless of statutory amendment, with the consequent amendment of article 7 and the consolidation of the Company's bylaws.

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

2. To approve the Company's capital increase by means of a public offering for primary distribution, pursuant to CVM Instruction 476 of January 16, 2009 and other applicable regulations, up to three hundred and twenty-five million (325,000,000) new common shares, registered and with no par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR) ("Capital Increase" and "Offering", respectively);

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

3. To establish that, of the total amount of the Offering: (a) five hundred million reais (R$ 500,000,000.00) shall be allocated to the capital stock; and (b) the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of Law No. 6,404/1976 ("Brazilian Corporate Law");

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

4. To authorize, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient to implement the Capital Increase and the Offering;

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

5. To authorize the Board of Directors, should market conditions make the Capital Increase and the Offering not advisable, at its sole discretion, at any time, not to implement or cancel the Capital Increase and the Offering without the need for subsequent ratification by the Company's shareholders; and

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

6. To authorize the Board of Directors to (a) establish the quantity of shares to be effectively issued (subject to the maximum quantity established by this EGM), (b) approve the Share Price, and (c) homologate the Capital Increase.

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

For the purposes of this mandate, the Grantees will have limited powers to attend the EGM and cast votes in accordance with the voting guidelines stated above, and the Grantees may also sign, in the name and place of the Grantor, any and all documents that are necessary in relation to the EGM, including, by way of example, the shareholders attendance book and the respective minutes in the proper book, having no right or obligation to take any other measures that are not necessary to comply with this mandate instrument.

The Grantees are authorized to abstain from any resolution or matter for which they have not received, at their discretion, sufficiently specific voting instructions.

This power of attorney is valid until the closure and conclusion of the administrative procedures of the AGOE for which it was granted, either on the first or second call, regardless of the date on which the second call will be installed, and may be replaced in its entirety or in part.

Qualification of the Shareholder;

Full name or corporate name of the Granting Shareholder
CPF or CNPJ number
Address
Number of shares held
Name of Legal Representative (If applicable):
Legal Representative’s Address (if applicable)
Position of Legal Representative (if applicable)
Date of proxy

Signature: ________________________________________

Name/Corporate Name of Shareholder: _______________________

Name of Shareholder´s Legal Representative(s) (if applicable): _________________